Exhibit (a)(5)(G)

NEWS RELEASE

FINANCIAL NEWS BRIEF

February 26, 2013

For Immediate Release

Vicor Corporation Reports Results for the Fourth Quarter Ended December 31, 2012

Andover, MA, February 26, 2013 — Vicor Corporation (NASDAQ: VICR) today reported financial results for the fourth quarter and year ended December 31, 2012.

Revenues for the fourth fiscal quarter ended December 31, 2012, decreased to $50,424,000, compared to $58,551,000 for the corresponding period a year ago, and decreased from $52,948,000 for the third quarter of 2012.

Gross margin decreased to $20,125,000 for the fourth quarter of 2012, compared to $24,491,000 for the corresponding period a year ago, and decreased from $22,953,000 for the third quarter of 2012. Gross margin, as a percentage of revenue, decreased to 39.9% for the fourth quarter of 2012 compared to 41.8% for the fourth quarter of 2011, and decreased on a sequential basis from 43.4% for the third quarter of 2012.

Net loss for the fourth quarter was ($4,814,000), or ($0.12) per share, compared to net income of $677,000, or $0.02 per diluted share, for the corresponding period a year ago and net income of $191,000, or $0.00 per diluted share, for the third quarter of 2012. Contributing to the net loss in the fourth quarter were non-cash charges for an impairment to goodwill related to the Company’s subsidiary in Japan of $2,012,000, an increase in the Company’s tax valuation allowance against certain deferred tax assets of $1,489,000, and an increase to inventory reserves of approximately $1,400,000 for potential excess and obsolete inventories, charged against cost of revenues. These charges were partially offset by a gain from litigation-related settlement, as Vicor settled its lawsuit against its insurance carriers, receiving a cash payment of $1,975,000 in October 2012.

Revenues for the year ended December 31, 2012, decreased by 13.6% to $218,507,000 from $252,968,000 for the corresponding period a year ago. Net loss for the year was ($4,077,000), or ($0.10) per share, compared to net income of $8,843,000 or $0.21 per diluted share, for the corresponding period a year ago.

Total backlog at the end of the fourth quarter was $31,405,000, compared to $54,234,000, at the end of 2011 and $42,880,000 at the end of the third quarter of 2012.

Commenting on the fourth quarter, Patrizio Vinciarelli, Chief Executive Officer, stated, “Our fourth quarter results reflect depressed bookings in the second half of 2012. Poor capacity utilization during the quarter caused our actual loss from operations to be larger than forecast, and substantial non-cash charges pushed our net loss to the level reported. Based upon a 27% decline in fourth quarter bookings and an anticipated partial recovery in first quarter bookings, we are expecting first quarter revenue and operating results to be sequentially lower than in the fourth quarter. We do not expect improved consolidated performance until the markets and applications on which we have traditionally focused strengthen and our new products and market initiatives build adequate momentum. We have confidence in these initiatives in part because of the high level of interest already established with key customers and applications and remain focused on executing our plan.”

Depreciation and amortization for the fourth quarter of 2012 was approximately $2,553,000, and capital additions totaled $2,558,000. In 2012, depreciation and amortization was $10,423,000 and capital additions totaled $7,396,000, compared to $11,005,000 and $7,466,000, respectively, for 2011. Cash and cash equivalents increased by $12,646,000 to approximately $84,554,000 at the end of 2012 from $71,908,000 at the end of 2011. There were no share repurchases during the quarter, and approximately $8,500,000 remains authorized for additional purchases.

In February 2013, reflecting near term demand expectations, the Company undertook a reduction in force. The Company expects to record a pre-tax charge in the first quarter of 2013 of approximately $1,300,000 for the cost of severance and other employee-related costs, based on each employee’s respective length of service.

On January 24, 2013, the Company announced the extension, until 5:00 p.m. (Eastern) on March 1, 2013, of its tender offer to repurchase shares of its Common Stock valued in aggregate up to $20 million. The tender offer has been made solely by the Offer to Purchase and the related Letter of Transmittal. Shareholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed with the U.S. Securities and Exchange Commission (SEC) in connection with the tender offer, which include exhibits, the Offer to Purchase and the related Letter of Transmittal. Each of these documents has been filed with the SEC, and investors may obtain them without charge from the SEC at its website (www.sec.gov) or from Georgeson Inc., the Information Agent for the tender offer, by calling (888) 605-7561.

For more information on Vicor and its products, please visit the Company’s website at www.vicorpower.com.

Earnings Conference Call

Vicor will be holding its investor conference call today, Tuesday, February 26, 2013 at 5:00 p.m. Eastern Time. Shareholders interested in participating in the call should call 888-482-0024 at approximately 4:50 p.m. and use the Passcode 44670021. Internet users may listen to a real-time audio broadcast of the conference call on the Investor Relations section of Vicor’s website at www.vicorpower.com/irwebcast. Please go to the website at least 15 minutes prior to the call to register, download and install any necessary software. For those who cannot participate in the conference call, a replay will be available, shortly after the conclusion of the call, through March 13, 2013. The replay dial-in number is 888-286-8010 and the Passcode is 17127574. In addition, a webcast replay of the conference call will also be available on the Investor Relations section of Vicor’s website at www.vicorpower.com/irwebcast beginning shortly after the conclusion of the call.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statement in this press release that is not a statement of historical fact is a forward-looking statement, and, the words “believes,” “expects,” “anticipates,” “intend,” “estimate,” “plans,” “assumes,” “may,” “will,” “would,” “should,” “continue,” “prospective,” “project,” and other similar expressions identify forward-looking statements. Forward-looking statements also include statements regarding bookings, shipments, revenue, profitability, targeted markets, increase in manufacturing capacity and utilization thereof, future products and capital resources. These statements are based upon management’s current expectations and estimates as to the prospective events and circumstances that may or may not be within the company’s control and as to which there can be no assurance. Actual results could differ materially from those projected in the forward-looking statements as a result of various factors, including those economic, business, operational and financial considerations set forth in Vicor’s Annual Report on Form 10-K for the year ended December 31, 2011, under Part I, Item I — “Business,” under Part I, Item 1A — “Risk Factors,” under Part I, Item 3 — “Legal Proceedings,” and under Part II, Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risk factors set forth in the Annual Report on Form 10-K may not be exhaustive. Therefore, the information contained in the Annual Report on Form 10-K should be read together with other reports and documents filed with the Securities and Exchange Commission from time to time, including Forms 10-Q, 8-K and 10-K, which may supplement, modify, supersede or update those risk factors. Vicor does not undertake any obligation to update any forward-looking statements as a result of future events or developments.

Vicor Corporation designs, develops, manufactures and markets modular power components and complete power systems based upon a portfolio of patented technologies. Headquartered in Andover, Massachusetts, Vicor sells its products primarily to customers in the higher-performance, higher-power segments of the power systems market, including aerospace and defense electronics, enterprise and high performance computing, industrial equipment and automation, telecommunications and network infrastructure, and vehicles and transportation markets.

For further information contact:

James A. Simms, Chief Financial Officer

Voice: 978-470-2900

Facsimile: 978-749-3439

VICOR CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

(Thousands except for per share amounts)

	QUARTER ENDED (Unaudited)		YEAR ENDED (Unaudited)
	DEC 31, 2012	DEC 31, 2011	DEC 31, 2012	DEC 31, 2011
Net revenues	$50,424	$58,551	$218,507	$252,968
Cost of revenues	30,299	34,060	126,856	146,274

Gross margin	20,125	24,491	91,651	106,694
Operating expenses:
Sales & administration	14,405	13,767	55,655	54,041
Research & development	9,937	9,516	38,744	38,967
Impairment of goodwill	2,012	0	2,012	0
Gain from litigation-related settlement	(1,975)	0	(1,975)	0

Total operating expenses	24,379	23,283	94,436	93,008

Income (loss) from operations	(4,254)	1,208	(2,785)	13,686
Other income (expense), net	(11)	(2)	194	346

Income (loss) before income taxes	(4,265)	1,206	(2,591)	14,032
Provision for income taxes	398	445	1,207	4,723

Consolidated net income (loss)	(4,663)	761	(3,798)	9,309
Less: Net income attributable to noncontrolling interest	151	84	279	466

Net income (loss) attributable to Vicor Corporation	($4,814)	$677	($4,077)	$8,843

Net income (loss) per share attributable
to Vicor Corporation:
Basic	($0.12)	$0.02	($0.10)	$0.21
Diluted	($0.12)	$0.02	($0.10)	$0.21
Shares outstanding:
Basic	41,811	41,810	41,811	41,797
Diluted	41,811	41,826	41,811	41,856

VICOR CORPORATION

CONSOLIDATED BALANCE SHEET

(Thousands)

	DEC 31, 2012 (Unaudited)	DEC 31, 2011 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$84,554	$71,908
Accounts receivable, net	27,165	31,410
Inventories, net	29,955	35,752
Deferred tax assets	1,776	2,176
Other current assets	2,613	3,088

Total current assets	146,063	144,334
Long-term investments	6,736	9,585
Property and equipment, net	44,092	47,241
Long-term deferred tax assets, net	3,523	2,542
Other assets	2,167	4,439

	$202,581	$208,141

Liabilities and Equity
Current liabilities:
Accounts payable	$6,812	$8,151
Accrued compensation and benefits	7,400	7,337
Accrued expenses	2,233	2,846
Income taxes payable	336	420
Deferred revenue	784	1,194

Total current liabilities	17,565	19,948
Long-term deferred revenue	1,549	2,124
Long-term income taxes payable	1,494	1,359
Equity:
Vicor Corporation stockholders' equity:
Capital stock	168,006	166,732
Retained earnings	132,285	136,362
Accumulated other comprehensive income (loss)	(112)	(322)
Treasury stock	(121,827)	(121,827)

Total Vicor Corporation stockholders' equity	178,352	180,945
Noncontrolling interest	3,621	3,765

Total equity	181,973	184,710

	$202,581	$208,141